Exhibit 99.1

Silicon Motion Terminates Merger Agreement with MaxLinear and Intends to Pursue Substantial Damages in Excess of the Agreement’s Termination Fee Due to MaxLinear’s Willful and Material Breaches of the Merger Agreement

Will Proceed with Arbitration in the Singapore International Arbitration Centre, as Dictated by the Parties’ Merger Agreement

Notified MaxLinear of its Position that MaxLinear’s Willful and Material Breaches of the Merger Agreement Prevented the Merger from Being Completed by the Outside Date

TAIPEI, Taiwan and MILPITAS, Calif., August 16, 2023 - Silicon Motion Technology Corporation (NASDAQGS: SIMO) (“Silicon Motion” or the “Company”) today issued a written notice to MaxLinear, Inc. (NASDAQGS: MXL) (“MaxLinear”), terminating the Agreement and Plan of Merger between the parties dated as of May 5, 2022 (the “Merger Agreement”1).

Silicon Motion’s position is that MaxLinear’s Willful and Material Breaches (as such term is defined in the Merger Agreement) of the Merger Agreement prevented the merger from being completed by August 7, 2023 (the “Outside Date”). Silicon Motion reserves all of its contractual, legal, equitable, and other rights under the Merger Agreement and otherwise, including but not limited to the right to hold MaxLinear liable for substantial money damages, well in excess of the termination fee as provided in the Merger Agreement, suffered by Silicon Motion as a result of MaxLinear’s Willful and Material Breaches of the Merger Agreement.

Pursuant to Section 7.1(d) of the Merger Agreement, the Company has the right to terminate the Merger Agreement if the completion of the merger contemplated by the Merger Agreement (the “Merger”) did not occur on or before the “Outside Date”.

Tim Gardner, partner of Weil, Gotshal & Manges LLP, counsel to the Company, commented as follows:

“MaxLinear’s purported termination of its Merger Agreement with Silicon Motion will be the subject of an arbitration for substantial damages in the Singapore International Arbitration Centre, as provided under the parties’ agreement. MaxLinear’s professed reason for terminating the agreement – that Silicon Motion suffered a Material Adverse Effect (“MAE”) – is a pretext and has been rejected in case after case under Delaware law, which governs the MAE issue, where buyers have sought to back out of merger agreements at the eleventh hour. The damages Silicon Motion will seek to recover far exceed the termination fee.”

The Company also announced that it intends to resume its policy of declaring and paying dividends on an annual basis, at the discretion of its Board of Directors, after the termination of the Merger Agreement, which restricted the Company’s ability to declare and pay any dividend.

“We are resuming Silicon Motion’s annual dividend policy because of the resilience of our business, strength of our balance sheet and our continuing commitment to return capital to our shareholders,” said Wallace Kou, President and CEO of Silicon Motion.

[1]	Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

The Company‘s decision to declare any dividend, and the timing and amounts thereof, will be subject to discretion and approval of the Board of Directors and will depend on, among other things, whether the dividend payment is in the best interests of our shareholders, business visibility, results of operations, capital availability and future capital requirements, financial condition, statutory requirements, and other factors that the Board may deem relevant.

About Silicon Motion

Silicon Motion is the global leader in supplying NAND flash controllers for solid state storage devices. Silicon Motion supplies more SSD controllers than any other company in the world for servers, PCs and other client devices and is the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. Silicon Motion also supplies customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Silicon Motion’s customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit www.siliconmotion.com.

Cautionary Statement Regarding Forward-Looking Statements:

Information provided in this press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s current expectations, estimates and projections about the expected date of closing of the Merger and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Silicon Motion, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger and other events relating to the proposed Merger, and in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially”, “continue,” “could,” “seek,” “see,” “would,” “might,” “continue,” “target” or the negatives of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on Silicon Motion’s own information and information from other sources Silicon Motion believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the Merger may not be completed on the anticipated terms and timing, in a timely manner or at all, which may adversely affect Silicon Motion’s business and the value of the ordinary shares, par value $0.01 per share, of Silicon Motion and Silicon Motion’s ADSs; uncertainties as to the timing of the consummation of the Merger and the potential failure to satisfy the conditions to the consummation of the Merger, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the Merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the effect of the announcement, pendency or potential termination of the Merger on Silicon Motion’s business relationships, operating results, and business generally; expected benefits, including financial benefits, of the Merger may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Merger or otherwise; unanticipated restructuring, costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing business, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Merger or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ response to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market prices of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Merger or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with COVID-19 and any public health crises; Silicon Motion’s ability to provide a safe working environment for employees during any public health crises, including pandemics or epidemics; Silicon Motion’s ability to implement its business strategies; pricing trends, including Silicon Motion’s ability to achieve economies of scale; restrictions during the pendency of the proposed Merger that may impact Silicon Motion’s ability to pursue certain business opportunities or strategic transactions; and the other risk factors discussed from time to time by Silicon Motion in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. SEC filings for Silicon Motion are available on Silicon Motion’s website at https://www.siliconmotion.com/investor. Silicon Motion assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Silicon Motion Investor Contacts:

Jason Tsai

jason.tsai@siliconmotion.com

Selina Hsieh

ir@siliconmotion.com

Media Contact:

Dan Scorpio, H/Advisors Abernathy

Dan.scorpio@h-advisors.global